SD 3/6/03

03002185

VF 3-5-03 **

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15648

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Weiss, Peck & Greer, L.L.C.
DBA: ROBECO USA Brokerage Services

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One New York Plaza, 31st Floor
(No. and Street)

New York	New York	10004-1950
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bob Martini — 212-908-9579
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 20 2003
THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name*)

1177 Avenue of the Americas	New York	New York	10036
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 03 2003
WASH. D.C.
155

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/9/2003

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Ronald M. Hoffner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Weiss, Peck & Greer, L.L.C., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

These financial statements and operational reports have been or will be made available to all members or allied members of the organization.

Signature

Senior Managing Director/C.F.O.

Title

Notary Public

ANTHONY AVICOLLI
NOTARY PUBLIC, State of New York
No. 02AV6013447
Qualified in Kings County
Commission Expires Sept. 14, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Member's or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WEISS, PECK & GREER, L.L.C.

Statement
of
Financial Condition
December 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Member of
Weiss, Peck & Greer, L.L.C.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Weiss, Peck & Greer, L.L.C. (the "Firm") at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Firm's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2003

WEISS, PECK & GREER, L.L.C.

STATEMENT of FINANCIAL CONDITION

December 31, 2002

(in thousands)

ASSETS:	
Cash	$ 24,476
Receivable from brokers, dealers and clearing organizations	3,107,322
Secured demand note receivable collateralized by U.S. government securities	50,000
Investments in partnerships, at fair value	49,314
Receivable from customers	23,612
Advisory fees receivable	13,531
Securities owned, at market value	6,169
Furniture, equipment and leasehold improvements, at cost, net of accumulated depreciation and amortization of $7,092	3,062
Other assets	9,922
Total assets	$3,287,408
LIABILITIES and MEMBER'S CAPITAL:	
Payable to brokers, dealers and clearing organizations	$2,999,721
Payable to customers	115,258
Other liabilities and accrued expenses	41,996
	3,156,975
Liabilities subordinated to the claims of general creditors	65,000
Member's capital	65,433
Total liabilities and member's capital	$3,287,408

The accompanying notes are an integral part of this statement of financial condition.

WEISS, PECK & GREER, L.L.C.

NOTES to STATEMENT of FINANCIAL CONDITION

December 31, 2002

(1) Organization and Accounting Policies

Weiss, Peck & Greer, L.L.C., a Delaware limited liability company ("the Firm"), is a registered investment adviser and broker-dealer. The Firm is wholly owned by the Robeco Group N.V. ("Robeco") through a wholly owned subsidiary, Robeco USA, Inc. ("Robeco USA"). Robeco is wholly owned by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., Rabobank Nederland ("Rabobank"). Robeco and Rabobank are engaged in the financial services industry. The sole member of the Firm changed its name from De Bary Asset Management Inc. to Robeco USA, Inc. on June 19, 2002.

The following is a summary of significant accounting policies followed by the Firm in the preparation of its statement of financial condition.

Transactions in both securities owned and investments in partnerships are recorded on a trade date basis.

Securities owned consist of corporate equity securities and are valued at market value.

Income taxes are provided under the provisions of Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes." As a single member LLC, the Firm is treated as a division of Robeco USA for tax purposes. Accordingly, the Firm recognizes current and deferred tax consequences for all transactions recognized in the financial statements, calculated based upon the provision of enacted laws, including tax rates in effect for current and future years. Valuation allowances are established for deferred tax assets when it is more likely than not that they will not be realized.

Furniture, equipment and software are depreciated using the straight-line method over periods ranging from three to five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

The preparation of statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect both the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statement. Actual results may differ from those estimates.

(Continued)

(1) Organization and Accounting Policies, continued

At December 31, 2002, the fair value of all assets and liabilities, other than those marked to market, recognized in the statement of financial condition, in the aggregate, approximates the carrying value as they are either short term in nature or bear interest at current market rates

During the first quarter of 2002, the Firm sold its correspondent clearing business resulting in the transfer of the related assets and liabilities.

(2) Investments in Partnerships

Investments in partnerships are valued at fair value and represent the Firm's proportionate share of the net assets of each partnership, adjusted where applicable for market liquidity, restrictions on resale and other considerations. These partnerships invest in companies covering a variety of industries and also provide capital for venture and private equity investments.

The portfolios of the investment partnerships include marketable securities, which are valued at publicly quoted prices, subject to discount for various restrictions, and non-marketable securities for which there is no publicly quoted market price or that cannot be publicly offered or sold unless registration has been effected.

Non-marketable investments made by the investment partnerships, by their nature, are generally considered to be long-term and are not intended to be liquidated on a short-term basis. These securities are valued at fair value by the general partners of the investment partnerships, which is initially cost adjusted upward or downward after consideration of operating results, financial condition, recent sales prices of issuers' other securities, and other pertinent information about the individual companies comprising these investments. Accordingly, valuations by the general partners may differ from the amounts which presently could or ultimately might be realized from sales or other dispositions of these investments and such differences could be material. The Firm's proportionate share of non-marketable securities held in the investment partnerships aggregated to approximately $3,664,000 at December 31, 2002.

The partnerships in which the Firm is a general partner, have obligations relating to securities sold, but not yet purchased. These transactions involve an obligation to purchase securities at a future date. A loss may be incurred if the market value of the securities subsequently increases.

Included in investment in partnerships are $30 million of investments the Firm made through two affiliates which own the partnership investment.

(Continued)

(3) Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations include securities borrowed and securities loaned of $3,099,882,000 and $2,994,121,000, respectively. Securities borrowed and securities loaned, which are all transacted with broker-dealers and other financial institutions, are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Firm to deposit cash or other collateral with the lender. With respect to securities loaned, the Firm receives collateral in the form of cash.

The Firm monitors the credit standing of each counterparty. In addition, the Firm monitors the market value of the securities borrowed or loaned against the cash and other collateral on a daily basis and adjusts collateral as appropriate. These transactions may expose the Firm to off-balance-sheet risk in the event the counterparties are unable to fulfill their obligations.

(4) Receivable from and Payable to Customers

Amounts receivable from and payable to customers include amounts arising from cash, margin and clearing transactions from a diversified range of financial institutions, individuals, hedge funds, investment partnerships, and other brokers and dealers. Securities owned by customers are held as collateral for these receivables and such collateral is not reflected in the statement of financial condition.

The Firm monitors the credit standing of each customer and also monitors the market value of collateral held. The Firm obtains additional collateral when exposure to loss exists. These transactions may expose the Firm to off-balance-sheet risk in the event the counterparties are unable to fulfill their obligations.

(5) Liabilities Subordinated to the Claims of General Creditors

The Firm's subordinated liabilities at December 31, 2002 consist of two long-term senior subordinated notes and a secured demand note. The cash subordinations bear interest at rates of 7.72%, and 8.81% respectively. The outstanding notes are payable in installments of $2.5 million annually from 2003 through 2008. Under the terms of the notes, the Firm must maintain consolidated net worth, as defined, of $39 million. The payments can be accelerated upon the occurrence of certain events as defined in the loan agreements.

(Continued)

(5) Liabilities Subordinated to the Claims of General Creditors, continued

The secured demand note is a $50 million non-interest bearing collateralized note which is payable to Robeco on June 30, 2004. The maturity date of this note will be automatically extended for an additional year on November 30, 2003, unless the rollover provision is terminated by Robeco.

The subordinated notes are covered by agreements approved by The New York Stock Exchange, Inc. and National Futures Association, and are available in computing regulatory net capital. To the extent such borrowings are required for the Firm's continued compliance with minimum net capital requirements, they may not be repaid.

(6) Pledged Assets, Commitments and Contingencies

Aggregate annual rentals for office space and equipment under operating leases with remaining noncancellable terms in excess of one year at December 31, 2002 are approximately: (in thousands)

2003	$4,497
2004	3,628
2005	631
2006	174
2007	115
	$ 9,045

The Firm has irrevocable letters of credit aggregating $6 million outstanding, which are used to satisfy the Firm's margin and clearing requirements. These outstanding letters of credit are collateralized by customers' margin securities.

(Continued)

(6) Pledged Assets, Commitments and Contingencies, continued

The Firm is a partner in various investment partnerships (see Note 2) and is committed to contribute an additional $1,058,000 to these partnerships at such times and in such amounts as determined by the managing general partners of these investment partnerships.

In connection with the Firm's participation in the investment partnerships, the Firm may be liable to return amounts previously earned, based upon certain criteria as detailed in the respective partnership agreements. This amount has not been recorded on the statement of financial condition.

In the ordinary course of business, the Firm is involved in various litigation matters. While the ultimate outcome of such matters cannot be predicted with certainty, in the opinion of management, based upon consultation with legal counsel, the disposition of all such legal actions will not have a material adverse effect on the financial position of the Firm.

At December 31, 2002, the market value received as a source of collateral under securities borrowed transactions and customer margin transactions was approximately $3 billion and $20 million, respectively. At December 31, 2002, the market value pledged as a use of collateral under securities loaned transactions was approximately $2.9 billion.

In the normal course of business the Firm enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Firm's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Firm that have not yet occurred. However, based on experience, the Firm expects the risk of loss to be remote.

(7) Benefit Plans

The Weiss, Peck & Greer Retirement Savings Plan (401k) is a defined contribution plan established in accordance with Section 401(k) of the Internal Revenue Code. All full-time employees of the Firm are eligible to contribute from 2% to 20% of their annual earnings (as defined) or a maximum of $11,000 to the 401(k) Plan on a tax deferred basis. Eligible employees must be 21 years of age and employed by the Firm prior to the first day of each quarter (enrollment date). In addition, the Firm may contribute to the Plan on a voluntary basis.

(Continued)

(8) Net Capital Requirement

As a registered broker-dealer and member of The New York Stock Exchange, Inc., the Firm is subject to Rule 15c3-1 of the Securities and Exchange Commission ("SEC"), which specifies minimum net capital requirements for its registrants. The Firm has elected to compute its regulatory net capital in accordance with the "Alternative Standard" of that rule, which requires the Firm to maintain minimum net capital of the greater of 2% of aggregate debits, as defined, or $1,500,000. At December 31, 2002, the Firm had regulatory net capital, as defined, of $63,982,000, which exceeded the amount required by $61,400,000.

At December 31, 2002, the Firm computed the reserve requirement for Proprietary Accounts of Introducing Broker-Dealers which resulted in a requirement of $13,000. The Firm is able to use its excess customer debits of $6,178,000 to offset this requirement.

(9) Income Tax

In connection with the conversion from a multiple member limited liability company to a single member limited liability company, which was effective on January 1, 2002 (whereby the Firm became a disregarded entity for income tax purposes), the Firm recognized a deferred tax liability on investments owned.

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. Total tax liabilities included in other liabilities, are represented by temporary differences on investments in the amount of approximately $1,508,000.

(10) Related Party Information

The Firm is an investment adviser for seven mutual funds (the "Funds") registered under the Investment Company Act of 1940. Employees of the Firm serve as officers and/or trustees of the Funds. At December 31, 2002 the Firm had investments valued at approximately $31,000 in these Funds, which are included in securities owned.

Employees of the Firm serve as general partners, managing members or officers in sixteen investment management partnerships in which the Firm has limited partnership interests. In addition, the Firm is a general partner in seventeen investment partnerships and the trustee in two liquidating trusts in which the Firm has ownership interests. At December 31, 2002 approximately $4,118,000 was receivable from these entities and is included in advisory fees receivable on the statement of financial condition.

(Continued)

(10) Related Party Information, continued

The Firm manages approximately $30 million in assets for Roparco N.V., a Dutch based bank owned by Robeco. At December 31, 2002, $15,000 was receivable from this entity.

The Firm has a relationship with Rabobank London, a branch office of Rabobank International, for securities loaned transactions. At December 31, 2002, included in payable to brokers, dealers and clearing organizations is the principal amount of securities loaned of $935,732,000 and $3,079,000 of interest payable.

(11) Subsequent Events

Effective January 1, 2003, the Firm acquired Ericott Group LLC ("Ericott"), a New York based investment management firm specializing in event-driven arbitrage. Ericott's domestic and offshore funds will merge with the Firm's domestic and offshore funds and will be renamed WPG Ericott Merger Arbitrage Fund, LP and WPG Ericott Merger Arbitrage Overseas Fund, Ltd.

Pending New York Stock Exchange approval, the Firm will change its name to Robeco USA, L.L.C. during 2003 and will consist of two divisions - an investment advisor (Weiss, Peck & Greer Investments) and a broker dealer (Robeco USA Brokerage Services). This change will not affect the capital structure of the Firm.